UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated February 5, 2016

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-190307), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This report on Form 6-K contains Vodafone Group Plc’s (‘Vodafone’) Trading update for the quarter ended 31 December 2015.

news release Trading update for the quarter ended 31 December 2015 4 February 2016

Highlights

•                  Group organic service revenue up 1.4%* (Q2: 1.2%*); sixth consecutive quarter of improvement

•                  Continued recovery in Europe (-0.6%*); sustained momentum in AMAP (6.5%*)

•                  Strong commercial progress: Europe mobile contract net adds +506,000; broadband customers +311,000

•                  Project Spring: 92% through mobile build; 4G coverage now 84% in Europe; AMAP build targets achieved

•                  Continued data growth: usage +68%; 34.8 million 4G customers, +4.7 million in the quarter

•                  European fixed service revenue +3.7%*; marketing high speed broadband to 69m households, 29m on-net

•                  Enterprise service revenue +2.6%1; continued growth in VGE and M2M

•                  Full year guidance confirmed

	Quarter ended	Change
	31 December 2015	Reported	Organic*
	£m	%	%
Group revenue	10,283	(5.5)	2.6

Group service revenue	9,169	(6.3)	1.4
Europe[2]	6,038	(7.1)	(0.6)
Africa, Middle East and Asia Pacific (‘AMAP’)[2]	2,926	(3.6)	6.5

Vittorio Colao, Group Chief Executive, commented:

“We have taken another step forward in the last three months, with the highlights being a strong performance in South Africa and improving trends in Germany and Italy. With 7 million new customers in the quarter, we have maintained our good commercial momentum in mobile and are beginning to accelerate in fixed, as we launch converged services in more markets. Customers are increasingly recognising the quality of our networks, leading to strong growth in data usage and benefiting from the significant investments in 4G and fibre that we have made over the last two years. We continue to face regulatory and competitive challenges in many markets, but we are confident that the business is well positioned for the growth opportunities ahead.”

Notes:

*       All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. For details see “Use of non-GAAP information” on page 11.

1     Organic growth adjusted for inter-quarter timing difference. For details see “Use of non-GAAP information” on page 11.

2     The Group has amended its reporting to reflect changes in the internal management of its Enterprise business. The primary change has been that on 1 April 2015, the Group redefined its segments to report international voice transit service revenue within common functions rather than within the service revenue amounts disclosed for each country and region. The service revenue amounts presented for the quarter ended 31 December 2014 have been restated onto a comparable basis together with all disclosed organic service revenue growth rates. There is no impact on total Group service revenues.

OPERATING REVIEW

Group performance

Group total revenue was £10.3 billion and Group service revenue was £9.2 billion. Total revenue declined 5.5%, including a 0.2 percentage point negative impact from M&A, and a 7.9 percentage point negative impact from foreign exchange rate movements. On an organic basis Group service revenue increased 1.4%* (Q2: 1.2%*) and, excluding the impact of mobile termination rate (‘MTR’) cuts, Group service revenue grew 2.1%* (Q2: 1.8%*).

Europe

Total revenue declined 6.0%, including a 0.1 percentage point favourable impact from M&A and a 6.7 percentage point adverse impact from foreign exchange movements.

In Europe, service revenue has continued to recover, declining 0.6%* (Q2: -1.0%*), supported by a continued improvement in our commercial performance and a more stable pricing environment in many markets. Excluding the impact of MTR cuts, service revenue declined by 0.3%* (Q2: -0.8%*).

Trends in mobile continue to improve with Q3 mobile service revenue declining 2.0%* (Q2: -2.3%*) driven by the continued growth in our contract customer base and a year-on-year reduction in contract churn. Supporting these trends has been the customer appetite for 4G and strong demand for data. We now have 28.1 million 4G customers across Europe, 3.8 million of which were added during the quarter, and total data usage grew 60% year-on-year.

Fixed service revenue grew 3.7%* (Q2: 3.1%*), driven by strong consumer broadband customer growth, particularly in high speed fibre and cable services which grew by 379,000 to 5.9 million in the quarter.

Revenue

	Quarter ended
	31 December
		Restated[1]	Change
	2015	2014	Reported	Organic*
	£m	£m	%	%

Germany	1,776	1,948	(8.8)	(0.4)
Italy	932	1,022	(8.8)	(0.3)
UK	1,442	1,464	(1.5)	(0.7)
Spain	805	910	(11.5)	(3.1)
Other Europe	1,108	1,170	(5.3)	1.6
Eliminations	(25)	(15)
Service revenue[1]	6,038	6,499	(7.1)	(0.6)
Revenue	6,716	7,146	(6.0)	0.6

Germany

Service revenue declined 0.4%* (Q2 -1.8%*) with the trend in both mobile and fixed improving quarter-on-quarter.

Mobile service revenue declined 1.7%* (Q2: -2.8%*), reflecting improving trends in consumer mobile. Consumer contract ARPU declined 3.9%, with stabilising trends quarter-on-quarter, and we maintained our strong commercial momentum adding 196,000 contract customers in Q3. This was supported by an increase in Vodafone branded sales through direct channels. In enterprise, we continued to experience increased price competition, resulting in lower ARPU and slower customer base growth. We have made further strong progress on network quality, with 4G network coverage now at 84% and our dropped call rate falling 26% year-on-year. In November, the independent “Connect” test confirmed that we have the ‘best voice network in Germany’ and a strong second and most improved data position, with the gap to the third placed operator in the market growing. We now have 6.9 million 4G customers.

Fixed service revenue grew 1.7%* (Q2: flat*), driven by continued strong growth in cable and improving trends in DSL. In total we grew our broadband customer base by 105,000 (Q2: 66,000), supported by a return to growth in DSL following successful sales campaigns. Our fully integrated fixed, mobile and TV service, Vodafone Red One, has also had encouraging take-up following its launch in November. The integration of KDG continued as planned, and we remain on-track to implement measures by the end of this financial year that will deliver 75% of the targeted cost and capex synergy run rate by the end of next financial year.

Italy

Service revenue declined 0.3%* (Q2: -2.0%*), with this improving trend reflecting a return to growth in mobile, partially offset by a decline in fixed and enterprise.

Mobile service revenue grew 0.1%* (Q2: -3.0%*), driven by further growth in consumer prepaid ARPU following the successful upgrade of customers to Vodafone Exclusive, a monthly subscription providing customers with a range of unique benefits. Data usage also continued to grow strongly at 56% year-on-year. These factors more than offset some customer base decline, reflecting a moderate increase in promotional activity across the prepaid market. Our market leading 4G population coverage is now 94%, and latest independent mobile tests conducted by P3 show we have a leading and clearly differentiated network position in both voice and data. We continued to grow the number of 4G subscribers strongly and now have 5.0 million customers.

Fixed service revenue declined 2.5%* (Q2: +3.5%*), with continued broadband customer additions of 38,000 more than offset by ARPU pressure from increased price competition. We have built our own fibre network to 14,000 cabinets, enabling us to directly offer high speed broadband services to 3.0 million households.

UK

UK service revenue declined 0.7%* (Q2: -0.5%*), reflecting improved trends in fixed offset by a reduction in mobile revenue.

Mobile service revenue declined 1.0%* (Q2: -0.5%*), driven by ongoing reductions in consumer out-of-bundle revenue, the impact of 08XX regulation, and the expected decline in MVNO customers. Revenue trends in both consumer and enterprise were stable quarter-on-quarter, reflecting good contract customer growth of 94,000 in Q3 (Q2: 90,000). This was supported by a strong Vodafone-branded retail store performance, with customer additions up 8% year-on-year. Our 4G network coverage is 86% (based on the OFCOM definition) and we continued to achieve good growth in the 4G base, with 6.3 million customers by the end of the quarter (Q2: 5.3 million). In recent mobile network tests conducted by P3 Vodafone was ranked first in London for combined voice and data, and second for both voice and data nationwide.

Fixed service revenue grew by 0.2%* (Q2: -0.4%*), supported by an improved performance in enterprise. Our consumer broadband service which was launched in October has grown steadily.

Spain

Service revenue declined 3.1%* (Q2: -2.0%*), reflecting a slowdown in mobile revenue and continued positive momentum in fixed. Excluding the negative impact of handset financing, total service revenue grew 0.7%* (Q2: +1.0%*).

Mobile service revenue fell 9.2%* (Q2: -6.8%*). This reduction was mainly in out-of-bundle data revenue following the introduction in September of a cap in our main out-of-bundle data proposition to reduce bill shock. The impact of handset financing was also an incremental drag quarter-on-quarter. Our 4G population coverage reached 86% by the end of Q3, covering over 2,100 municipalities, and we now have 4.8 million 4G customers. Our network was recognised as ‘best in test’ in the latest independent mobile tests conducted by P3, reflecting the significant investment made, and we have commenced the rollout of 800 MHz spectrum across our sites to further strengthen our 4G position.

Fixed service revenue grew 12.7%* (Q2: 10.7%*), supported by an acceleration in broadband customer additions to 79,000 (Q2: +28,000). We continued to achieve good customer growth in our fully integrated cable, mobile and TV service, Vodafone One, with over 1.1 million customers now taking this service. We also grew our TV customer base to over 1.0 million, supported by our strong TV platform and attractive content packages. The integration of Ono is proceeding strongly and we remain on-track to deliver 100% of the targeted cost and capex synergy run rate by the end of this financial year. Including our joint fibre network build with Orange, we can now reach 8.2 million households with our high speed broadband services.

Other Europe

Service revenue grew 1.6%* (Q2: 1.5%*), with growth in all markets apart from Greece.

In the Netherlands, service revenue grew 0.2%* (Q2: 1.1%*), with growth in consumer fixed and enterprise offset by a fall in consumer mobile, following increased competitive pressure. Portugal returned to service revenue growth in the quarter (Q3: 0.6%*, Q2: -0.2%*) with fixed revenue continuing to grow strongly, partly offset by a decline in mobile following an MTR cut. We also announced an extension to our fibre-to-the-home (‘FTTH’) build plans to cover an additional 0.5 million homes, taking us to 2.75 million homes in total by the end of 2016. In Ireland, service revenue grew 3.4%* (Q2: 2.0%*), with strong momentum in fixed and a return to growth in mobile driven by improving trends in both consumer and enterprise. In Greece, there was a further slowdown in service revenue trends (Q3: -1.3%*, Q2: -0.3%*) as a result of the macroeconomic environment, which has increased pressure on consumer contract ARPU in particular. The integration of Hellas Online remains on track.

AMAP

Total revenue declined 3.5%, including a 10.9 percentage point adverse impact from foreign exchange movements.

Service revenue in AMAP increased 6.5%* (Q2: 6.7%*), sustaining its strong track record of organic service revenue growth. The main drivers behind this performance are customer growth, with 6.3 million customers added in the quarter, and strong demand for mobile voice and data services. Across the region voice and data usage increased 8% and 78% respectively, and the number of data users increased by 17% year-on-year to 128.7 million.

Revenue

	Quarter ended
	31 December
		Restated[1]	Change
	2015	2014	Reported	Organic*
	£m	£m	%	%

India	1,103	1,098	0.5	2.3
Vodacom	799	891	(10.3)	7.2
Other AMAP	1,027	1,047	(1.9)	10.8
Eliminations	(3)	—
Service revenue[1]	2,926	3,036	(3.6)	6.5
Revenue	3,314	3,435	(3.5)	7.5

India

Service revenue increased 2.3%* (Q2: 5.6%*), with the quarterly growth rate slowing due to further competitive pressure, impacting both voice and data prices and data customer growth. Excluding the impact of regulatory changes, including MTR cuts, roaming price caps and an increase in service tax, service revenue grew by 7.6%* (Q2: 10.9%*).

We continued to grow our total customer base, driven by a particularly strong performance in voice, adding 5.4 million customers (Q2: 2.8 million) in the quarter. While total voice traffic continues to grow, this was more than offset by a further decline in voice revenue per minute, which fell 9.8% year-on-year as a result of ongoing price competition.

Data growth remained strong, with data usage increasing 64%, supported by an increasing proportion of 3G users, now totalling 25.9 million. However, the rate of revenue growth slowed in the quarter driven by increased price competition. This resulted in lower unitary prices, down 16% year-on-year, driven by increased bundle adoption which led to a reduction in data revenue growth.

Progress on Project Spring remains strong having already achieved our original site build out plans. We added 7,600 3G sites in the quarter, taking our population coverage in targeted urban areas to 94%. We have also launched 4G services in two key circles and remain on track to expand this to five circles by the end of this financial year, covering around 45% of current data revenue. Our M-Pesa service continues to expand, with 962,000 active customers and 102,000 agents.

Vodacom

Service revenue grew 7.2%* (Q2: 3.9%*), with accelerating quarterly trends in both South Africa and our international businesses outside of South Africa.

In South Africa, service revenue grew 7.2%* (Q2: 3.0%*). This improved quarterly performance was driven by good customer growth 8.3% (Q2: 5.3%), stabilising voice trends and strong data growth, despite an MTR cut. Voice trends improved supported by our targeted bundled offers and the substantial progress made on our pricing transformation programme. Data revenue grew 27.3%*, and now represents 35% of total local service revenue (+5ppt year-on-year). This was underpinned by the significant growth in our 4G customer base which now totals 2.5 million, with 4G network coverage at 54%. In total we now have 19.1 million active data users, an increase of 1.3 million quarter-on-quarter. In enterprise, we maintained our strong commercial momentum with a 5.4% increase in mobile customers and good growth in fixed.

Service revenue growth in Vodacom’s operations outside of South Africa was 10.7%* (Q2: 8.3%*), driven by customer base growth, strong data take-up and M-Pesa. Active data customers reached 11.2 million, up 15.2%, and M-Pesa customers totalled 6.6 million.

Other AMAP

Service revenue increased 10.8%* (Q2: 10.8%*), with continued strong growth in Turkey, Egypt, and Ghana, as well as further growth in New Zealand.

Service revenue in Turkey grew 21.3%* (Q2: 20.2%*), reflecting continued strong growth in both consumer contract and enterprise revenue, driven by growth in both the customer base and ARPU. Fixed momentum was also good, with 97,000 fixed broadband customers added in the quarter. In Egypt, service revenue grew 7.3%* driven by continued strong growth in data and voice usage. New Zealand reported a second consecutive quarter of growth supported by good mobile customer base growth and improving fixed ARPU.

Strategic progress

Project Spring

We have continued to make very good progress on Project Spring and are now nearing the end of the deployment phase having completed 92% of the mobile build. We have added 165,000 mobile sites, modernised 102,000 sites, and upgraded 91,000 sites to high capacity backhaul since the project began. In AMAP, our mobile build targets have already been achieved 3 months ahead of target.

As a result, customers are really noticing the difference in network experience. In Europe, our 4G outdoor population coverage is 84%, up from 65% a year ago, and our Project Spring targets for both data sessions above three megabits per second (the threshold for high-definition quality video) and dropped call rates have already been achieved at 90% and 0.5% respectively. This has been further supported by the deployment of 4G carrier aggregation across 7,300 sites in Europe to enhance customers’ data experience, and Voice over LTE (‘VoLTE’) is now live in 4 markets.

Recent independent mobile tests conducted across our main markets in Europe reflect the strong network positions we now have. In both Italy and Spain, network benchmark tests undertaken by P3 confirmed Vodafone as ‘best in test’ with clear market leading positions in both voice and data. In Germany, “Connect” test results highlighted that Vodafone has a leading voice and a strong second and most improved data position, with the gap to the third placed operator growing. In the UK, P3 ranked Vodafone first in London for combined voice and data, and second for both voice and data nationwide.

In AMAP, our Project Spring dropped call rate target has also been achieved at less than 1.0%. Across India, we added a further 7,600 3G sites in the quarter and remain on course for 95% 3G coverage in targeted urban areas by March 2016. We have also launched 4G services in Karnataka and Kerala and this will be available in a further 3 circles by the end of the year, covering around 45% of our current data revenue.

In fixed, we have extended our own European network footprint to reach an additional 1.1 million households in the quarter, taking the total to 29 million, as we continue to invest to cover more homes and businesses in Italy, Spain and Portugal. In November, we announced an expansion of our FTTH build plans in Portugal to cover an additional 0.5 million homes, or 2.75 million homes in total by the end of 2016.

Data and 4G

Customer demand for data across the Group has continued to grow rapidly, driven by 4G adoption in Europe and 3G in emerging markets. Total data traffic grew 68% year-on-year (Q2: 75%), with Europe growing 60% (Q2: 64%) and AMAP growing 78% (Q2: 90%).

We now have 34.8 million 4G customers across 20 markets, adding a further 4.7 million in the quarter. In Europe, 23% of our customer base now take a 4G service, providing us with a very substantial opportunity for future growth. 4G now accounts for 45% of all data traffic on our European network and average usage per smartphone customer grew by 46% year-on-year, averaging over 1 gigabyte per month.

In AMAP, data adoption has continued to be rapid with the number of active data users across markets up 18.7 million in the quarter to 128.7 million.

Unified communications

We continue to make good progress towards becoming a full service integrated operator, for both households and businesses in our main markets. In Europe, we grew fixed service revenue by 3.7%* (Q2: 3.1%*). In total, 69 million households can now subscribe to Vodafone-branded high speed broadband services, of which 29 million are ‘on-net’.

We continue to achieve strong customer growth and now have 13.0 million broadband customers, with 414,000 being added in the quarter. In Europe, we now have 12.0 million broadband customers and 9.4 million TV customers, with 49% of our European broadband customers taking a high speed service over fibre or cable.

Our fully converged service in Spain, Vodafone One, has continued to grow strongly and now has over 1.1 million subscribers, an increase of 360,000 in the quarter. Our converged service in Germany, Vodafone Red One, which was launched in November has also had encouraging take-up. In the UK, our consumer broadband service is gaining commercial momentum. In December, Vodafone Ireland launched its 1 gigabit fibre service as part of its joint venture with the Electricity Supply Board (‘ESB’).

Enterprise

Our Enterprise business has grown for the fourth consecutive quarter, with service revenue up 2.6%2 (Q2: 2.4%2), supported by continued growth in mobile and an acceleration in fixed trends.

We continue to see strong growth across our cross-border enterprise businesses of Vodafone Global Enterprise (‘VGE’) +5.8%2 (Q2: +7.3%2) and machine-to-machine (‘M2M’) +27.3%* (Q2: +29.2%*), supported by significant new contract wins. As part of Project Spring we have continued to invest in our global IP-VPN network and are present in 65 countries with 259 Points of Presence (‘PoPs’). Our market leading M2M services are now available in 29 markets.

Summary and outlook3

The performance of the Group remains in line with management’s expectations. We therefore expect adjusted EBITDA to be in a range of £11.7 billion to £12.0 billion, and free cash flow to be positive after all capex, and before the impact of M&A, spectrum purchases and restructuring costs. Total capex is expected to be between £8.5 billion to £9.0 billion.

Notes:

*       All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. For details see “Use of non-GAAP information” on page 11.

1     The Group has amended its reporting to reflect changes in the internal management of its Enterprise business. The primary change has been that on 1 April 2015, the Group redefined its segments to report international voice transit service revenue within common functions rather than within the service revenue amounts disclosed for each country and region. The service revenue amounts presented for the quarter ended 31 December 2014 have been restated onto a comparable basis together with all disclosed organic service revenue growth rates. There is no impact on total Group service revenues.

2     Organic growth adjusted for inter-quarter timing difference. For details see “Use of non-GAAP information” on page 11.

3     Full details on this guidance are available on page 7 of the Group’s interim results announcement for the six months ended 30 September 2015. For details on adjusted EBITDA and free cash flow see “Use of non-GAAP information” on page 11.

ADDITIONAL INFORMATION

Service revenue — quarter ended 31 December1

Group and Regions

	Group		Europe		AMAP
				Restated		Restated
	2015	2014	2015	2014	2015	2014
	£m	£m	£m	£m	£m	£m

Mobile in-bundle	4,006	4,072	2,965	3,087	1,004	937
Mobile out-of-bundle	2,261	2,653	936	1,192	1,322	1,460
Mobile incoming	592	687	319	357	273	330
Fixed	1,890	1,991	1,554	1,587	211	202
Other	420	386	264	276	116	107
Service revenue	9,169	9,789	6,038	6,499	2,926	3,036

	Change
	Group		Europe		AMAP
	Reported	Organic*	Reported	Organic*	Reported	Organic*
	%	%	%	%	%	%
Mobile in-bundle	(1.6)	6.8	(4.0)	2.9	7.2	21.6
Mobile out-of-bundle	(14.8)	(8.1)	(21.5)	(15.4)	(9.5)	(1.4)
Mobile incoming	(13.8)	(7.4)	(10.6)	(4.8)	(17.3)	(10.1)
Fixed	(5.1)	2.6	(2.1)	3.7	4.5	15.5
Other	8.8	21.5	(4.3)	4.7	8.4	21.3
Service revenue	(6.3)	1.4	(7.1)	(0.6)	(3.6)	6.5

Operating Companies

	Germany		Italy		UK
		Restated		Restated		Restated
	2015	2014	2015	2014	2015	2014
	£m	£m	£m	£m	£m	£m

Mobile in-bundle	787	851	506	500	697	649
Mobile out-of-bundle	167	213	169	243	258	315
Mobile incoming	52	63	67	71	81	91
Fixed	681	731	146	164	333	332
Other	89	90	44	44	73	77
Service revenue	1,776	1,948	932	1,022	1,442	1,464

	Change
	Germany		Italy		UK
	Reported	Organic*	Reported	Organic*	Reported	Organic*
	%	%	%	%	%	%
Service revenue	(8.8)	(0.4)	(8.8)	(0.3)	(1.5)	(0.7)

	Spain		India		Vodacom
		Restated		Restated		Restated
	2015	2014	2015	2014	2015	2014
	£m	£m	£m	£m	£m	£m

Mobile in-bundle	391	468	268	221	274	282
Mobile out-of-bundle	96	125	617	647	417	484
Mobile incoming	25	27	117	152	41	52
Fixed	262	256	52	43	30	34
Other	31	34	49	35	37	39
Service revenue	805	910	1,103	1,098	799	891

	Change
	Spain		India		Vodacom
	Reported	Organic*	Reported	Organic*	Reported	Organic*
	%	%	%	%	%	%
Service revenue	(11.5)	(3.1)	0.5	2.3	(10.3)	7.2

Notes:

*              All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. For details see “Use of non-GAAP information” on page 11.

1   The Group has amended its reporting to reflect changes in the internal management of its Enterprise business. The primary change has been that on 1 April 2015, the Group redefined its segments to report international voice transit service revenue within common functions rather than within the service revenue amount disclosed for each country and region. The service revenue amounts presented for the quarter ended 31 December 2014 have been restated onto a comparable basis together with all disclosed organic service revenue growth rates. There is no impact on total Group service revenues.

ADDITIONAL INFORMATION

Mobile customers — quarter ended 31 December 2015

(in thousands)

Country	1 October 2015	Contract net additions/ (disconnections)	Prepay net additions/ (disconnections)	Other movements	31 December 2015	Contract

Europe
Germany	30,216	196	(23)	—	30,389	54.4%
Italy	24,670	(15)	(251)	—	24,404	18.4%
UK	18,333	94	(32)	—	18,395	66.2%
Spain	14,186	83	(14)	—	14,255	78.3%
	87,405	358	(320)	—	87,443	50.8%

Other Europe
Netherlands	5,132	(11)	(57)	—	5,064	76.3%
Ireland	2,020	17	(4)	—	2,033	48.9%
Portugal	4,972	53	(117)	—	4,908	37.5%
Romania	8,433	42	(12)	—	8,463	41.0%
Greece	5,321	(45)	492	—	5,768	27.7%
Czech Republic	3,398	50	(22)	—	3,426	66.1%
Hungary	2,793	44	(27)	—	2,810	58.4%
Albania	1,756	(3)	69	—	1,822	4.6%
Malta	314	1	(1)	—	314	19.7%
	34,139	148	321	—	34,608	45.7%
Europe	121,544	506	1	—	122,051	49.3%

AMAP
India	188,170	422	5,008	—	193,600	7.1%
Vodacom[1]	73,395	(23)	284	—	73,656	7.0%
	261,565	399	5,292	—	267,256	7.0%

Other AMAP
Turkey	21,561	318	(11)	—	21,868	43.5%
Egypt	38,336	24	(6)	—	38,354	6.5%
New Zealand	2,325	18	15	—	2,358	38.8%
Qatar	1,486	30	(15)	—	1,501	14.7%
Ghana	7,388	(5)	220	—	7,603	0.4%
	71,096	385	203	—	71,684	18.4%
AMAP	332,661	784	5,495	—	338,940	9.4%

Group	454,205	1,290	5,496	—	460,991	20.0%

Note:

1            Vodacom refers to the Group’s interests in Vodacom Group Limited and its subsidiaries, including those located outside of South Africa.

ADDITIONAL INFORMATION

Fixed broadband customers — quarter ended 31 December 2015

(in thousands)

Country	1 October 2015	Net additions/ (disconnections)	Other movements	31 December 2015

Europe
Germany	5,586	105	—	5,691
Italy	1,869	38	—	1,907
UK	75	14	—	89
Spain	2,879	79	—	2,958
	10,409	236	—	10,645

Other Europe
Netherlands	73	16	—	89
Ireland	225	6	—	231
Portugal	386	30	—	416
Romania	49	4	—	53
Greece	517	18	—	535
Czech Republic	13	1	—	14
Hungary	—	—	—	—
Albania	—	—	—	—
Malta	2	—	—	2
	1,265	75	—	1,340
Europe	11,674	311	—	11,985

AMAP
India	5	(5)	—	—
Vodacom[1]	—	1	—	1
	5	(4)	—	1

Other AMAP
Turkey	183	97	—	280
Egypt	234	9	—	243
New Zealand	411	2	—	413
Qatar	6	—	—	6
Ghana	30	(1)	—	29
	864	107	—	971
AMAP	869	103	—	972

Group	12,543	414	—	12,957

Note:

1            Vodacom refers to the Group’s interests in Vodacom Group Limited and its subsidiaries, including those located outside of South Africa.

Use of non-GAAP information

In the discussion of the Group’s reported operating results, information is presented to provide readers with additional financial information that is regularly reviewed by management. However, this additional information presented is not uniformly defined by all companies including those in the Group’s industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself an expressly permitted GAAP measure. Such non-GAAP measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

Adjusted EBITDA

Adjusted EBITDA is operating profit excluding share in results of associates, depreciation and amortisation, gains/losses on the disposal of fixed assets, impairment losses, restructuring costs, other operating income and expense and significant items that are not considered by management to be reflective of the underlying performance of the Group. We use adjusted EBITDA, in conjunction with other GAAP and non-GAAP financial measures such as adjusted operating profit, operating profit and net profit, to assess our operating performance. We believe that adjusted EBITDA is an operating performance measure, not a liquidity measure, as it includes non-cash changes in working capital and is reviewed by the Chief Executive to assess internal performance in conjunction with adjusted EBITDA margin, which is an alternative sales margin figure. We believe it is both useful and necessary to report adjusted EBITDA as a performance measure as it enhances the comparability of profit across segments.

Because adjusted EBITDA does not take into account certain items that affect operations and performance, adjusted EBITDA has inherent limitations as a performance measure. To compensate for these limitations, we analyse adjusted EBITDA in conjunction with other GAAP and non-GAAP operating performance measures. Adjusted EBITDA should not be considered in isolation or as a substitute for a GAAP measure of operating performance.

Cash flow measures

In presenting and discussing our reported results, free cash flow and operating free cash flow are calculated and presented even though these measures are not recognised within IFRS. We believe that it is both useful and necessary to communicate free cash flow to investors and other interested parties, for the following reasons:

•                  free cash flow allows us and external parties to evaluate our liquidity and the cash generated by our operations. Free cash flow does not include payments for licences and spectrum included within intangible assets, items determined independently of the ongoing business, such as the level of dividends, and items which are deemed discretionary, such as cash flows relating to acquisitions and disposals or financing activities. In addition, it does not necessarily reflect the amounts which we have an obligation to incur. However, it does reflect the cash available for such discretionary activities, to strengthen the consolidated statement of financial position or to provide returns to shareholders in the form of dividends or share purchases;

•                  free cash flow facilitates comparability of results with other companies although our measure of free cash flow may not be directly comparable to similarly titled measures used by other companies;

•                  these measures are used by management for planning, reporting and incentive purposes; and

•                  these measures are useful in connection with discussion with the investment analyst community and debt rating agencies.

Organic growth

All amounts in this document marked with an “*” represent “organic growth” which presents performance on a comparable basis in terms of merger and acquisition activity and foreign exchange rates. While “organic growth” is neither intended to be a substitute for reported growth, nor is it superior to reported growth, we believe that the measure provides useful and necessary information to investors and other interested parties for the following reasons:

•                  it provides additional information on underlying growth of the business without the effect of certain factors unrelated to its operating performance;

•                  it is used for internal performance analysis; and

•                  it facilitates comparability of underlying growth with other companies (although the term “organic” is not a defined term under IFRS and may not, therefore, be comparable with similarly titled measures reported by other companies).

For the quarter ended 31 March 2015 and consequently the year ended 31 March 2015, the Group’s organic service revenue growth rate was adjusted to exclude the beneficial impact of a settlement of an historical interconnect rate dispute in the UK and the beneficial impact of an upward revision to interconnect revenue in Egypt from a re-estimation by management of the appropriate historical mobile interconnection rate. The adjustments in relation to Vodafone UK and Vodafone Egypt also impacted the disclosed organic growth rates for those countries. In addition, the Group’s organic service revenue growth rates for the year ended 31 March 2015, the six months ended 30 September 2015 and the quarter ended 31 December 2015 have been amended to exclude the adverse impact of an adjustment to intercompany revenue.

For the 2016 financial year, the Group has amended its reporting to reflect changes in the internal management of its Enterprise business. The primary change has been that on 1 April 2015, the Group redefined its segments to report international voice transit service revenue within common functions rather than within the service revenue amounts disclosed for each country and region. The results presented for the six months ended 31 December 2014 have been restated onto a comparable basis together with all disclosed organic growth rates. There is no impact on total Group results.  In addition, for the quarter and six months ended 30 September 2015, the Group’s and Vodafone UK’s organic service revenue growth rate has been adjusted to exclude the beneficial impact of a settlement of an historical interconnect rate dispute in the UK. In addition, for the quarters ended 30 September 2015 and 31 December 2015, Enterprise service revenue and Vodafone Global Enterprise service revenues have been adjusted for certain inter-quarter timing difference.

Reconciliations of organic growth to reported growth are shown where used or in the table below.

		Change
			Other activity
		Organic	(including M&A)	Foreign exchange	Reported
	Period	%	pps	pps	%
Group
Revenue	Q3	2.6	(0.2)	(7.9)	(5.5)
Mobile in-bundle revenue	Q3	6.8	—	(8.4)	(1.6)
Mobile out-of-bundle revenue	Q3	(8.1)	—	(6.7)	(14.8)
Mobile incoming revenue	Q3	(7.4)	—	(6.4)	(13.8)
Fixed service revenue	Q3	2.6	(1.0)	(6.7)	(5.1)
Other revenue	Q3	21.5	(2.2)	(10.5)	8.8
Service revenue	Q3	1.4	(0.2)	(7.5)	(6.3)
Service revenue excluding the impact of MTR cuts	Q3	2.1	(0.2)	(7.5)	(5.6)
Enterprise service revenue adjusted for inter-quarter timing difference	Q3	2.6	0.7	(6.9)	(3.5)
Vodafone Global Enterprise service revenue adjusted for inter-quarter timing difference	Q3	5.8	2.1	2.3	10.1
Machine-to-machine revenue	Q3	27.3	(9.9)	(6.3)	11.1
Service revenue	Q2	1.2	1.7	(7.4)	(4.5)
Service revenue excluding the impact of MTR cuts	Q2	1.8	1.7	(7.4)	(3.9)
Enterprise service revenue adjusted for inter-quarter timing difference	Q2	2.4	1.8	(7.2)	(3.0)
Vodafone Global Enterprise service revenue adjusted for inter-quarter timing difference	Q2	7.3	(3.2)	5.1	9.3
Machine-to-machine revenue	Q2	29.2	(9.5)	16.0	35.6

Europe
Revenue	Q3	0.6	0.1	(6.7)	(6.0)
Mobile in-bundle revenue	Q3	2.9	0.1	(7.0)	(4.0)
Mobile out-of-bundle revenue	Q3	(15.4)	(0.9)	(5.2)	(21.5)
Mobile incoming revenue	Q3	(4.8)	(0.1)	(5.7)	(10.6)
Fixed service revenue	Q3	3.7	1.2	(7.0)	(2.1)
Other revenue	Q3	4.7	(1.7)	(7.3)	(4.3)
Service revenue	Q3	(0.6)	0.1	(6.6)	(7.1)
Service revenue excluding the impact of MTR cuts	Q3	(0.3)	0.1	(6.6)	(6.8)
Mobile service revenue	Q3	(2.0)	(0.3)	(6.4)	(8.7)
Germany - Service revenue	Q3	(0.4)	—	(8.4)	(8.8)
Germany - Mobile service revenue	Q3	(1.7)	—	(8.3)	(10.0)
Germany - Fixed service revenue	Q3	1.7	—	(8.5)	(6.8)
Italy - Service revenue	Q3	(0.3)	—	(8.5)	(8.8)
Italy - Mobile service revenue	Q3	0.1	—	(8.5)	(8.4)
Italy - Fixed service revenue	Q3	(2.5)	—	(8.5)	(11.0)
UK - Service revenue	Q3	(0.7)	(0.8)	—	(1.5)
UK - Mobile service revenue	Q3	(1.0)	(1.1)	—	(2.0)
UK - Fixed service revenue	Q3	0.2	0.1	—	0.3
Spain - Service revenue	Q3	(3.1)	(0.1)	(8.3)	(11.5)

		Change
			Other activity
		Organic	(including M&A)	Foreign exchange	Reported
	Period	%	pps	pps	%
Spain - Service revenue excluding the impact of handset financing	Q2	(0.7)	(0.1)	(8.3)	(9.1)
Spain - Mobile service revenue	Q3	(9.2)	(0.0)	(7.8)	(17.0)
Spain - Fixed service revenue	Q3	12.7	(0.7)	(9.7)	2.3
Other Europe - Service revenue	Q3	1.6	1.8	(8.7)	(5.3)
Netherlands - Service revenue	Q3	0.2	—	(8.3)	(8.1)
Portugal - Service revenue	Q3	0.6	—	(8.1)	(7.5)
Ireland - Service revenue	Q3	3.4	—	(9.4)	(6.0)
Greece - Service revenue	Q3	(1.3)	17.2	(9.0)	6.9
Service revenue	Q2	(1.0)	2.4	(7.6)	(6.2)
Service revenue excluding the impact of MTR cuts	Q2	(0.8)	2.4	(7.6)	(6.0)
Mobile service revenue	Q2	(2.3)	0.0	(7.2)	(9.6)
Fixed service revenue	Q2	3.1	10.4	(8.4)	5.1
Germany - Service revenue	Q2	(1.8)	—	(9.4)	(11.2)
Germany - Mobile service revenue	Q2	(2.8)	(0.1)	(9.3)	(12.2)
Germany - Fixed service revenue	Q2	—	—	(9.6)	(9.6)
Italy - Service revenue	Q2	(2.0)	—	(9.4)	(11.4)
Italy - Mobile service revenue	Q2	(3.0)	(0.0)	(9.4)	(12.4)
Italy - Fixed service revenue	Q2	3.5	—	(9.2)	(5.7)
UK - Service revenue	Q2	(0.5)	5.2	—	4.7
UK - Mobile service revenue	Q2	(0.5)	(0.9)	—	(1.4)
UK - Fixed service revenue	Q2	(0.4)	26.8	—	26.4
Spain - Service revenue	Q2	(2.0)	5.7	(9.6)	(5.9)
Spain - Service revenue excluding the impact of handset financing	Q2	1.0	5.7	(9.6)	(2.9)
Spain - Mobile service revenue	Q2	(6.8)	2.2	(9.0)	(13.7)
Spain - Fixed service revenue	Q2	10.7	18.4	(11.6)	17.5
Other Europe - Service revenue	Q2	1.5	2.7	(9.7)	(5.5)
Netherlands - Service revenue	Q2	1.1	—	(9.6)	(8.5)
Portugal - Service revenue	Q2	(0.2)	—	(10.1)	(10.3)
Ireland - Service revenue	Q2	2.0	—	(9.5)	(7.5)
Greece - Service revenue	Q2	(0.3)	26.2	(12.1)	13.8

AMAP
Revenue	Q3	7.5	(0.1)	(10.9)	(3.5)
Mobile in-bundle revenue	Q3	21.6	—	(14.4)	7.2
Mobile out-of-bundle revenue	Q3	(1.4)	—	(8.1)	(9.5)
Mobile incoming revenue	Q3	(10.1)	—	(7.2)	(17.3)
Fixed service revenue	Q3	15.5	(3.1)	(7.9)	4.5
Other revenue	Q3	21.3	2.6	(15.5)	8.4
Service revenue	Q3	6.5	(0.1)	(10.0)	(3.6)
India - Service revenue	Q3	2.3	—	(1.8)	0.5
India - Service revenue excluding the impact of MTR cuts and other	Q3	7.6	—	(1.8)	5.8
Vodacom - Service revenue	Q3	7.2	—	(17.5)	(10.3)
South Africa - Service revenue	Q3	7.2	—	(18.7)	(11.5)
South Africa - Data revenue	Q3	27.3	—	(22.4)	4.9
Vodacom’s international operations - Service revenue	Q3	10.7	—	(15.6)	(4.9)
Other AMAP - Service revenue	Q3	10.8	—	(12.7)	(1.9)
Turkey - Service revenue	Q3	21.3	—	(23.2)	(1.9)
Egypt - Service revenue	Q3	7.3	—	(5.9)	1.4
Service revenue	Q2	6.7	—	(7.1)	(0.4)
India - Service revenue	Q2	5.6	—	0.4	6.0
India - Service revenue excluding the impact of MTR cuts and other	Q2	10.9	—	0.4	11.3
Vodacom - Service revenue	Q2	3.9	—	(10.4)	(6.5)
South Africa - Service revenue	Q2	3.0	—	(11.1)	(8.1)
Vodacom’s international operations - Service revenue	Q2	8.3	—	(9.8)	(1.5)
Other AMAP - Service revenue	Q2	10.8	—	(12.0)	(1.2)
Turkey - Service revenue	Q2	20.2	—	(21.9)	(1.7)

OTHER INFORMATION

Notes

1.        Vodafone, the Vodafone Portrait, the Vodafone Speechmark, Vodacom, Vodafone Red One, Vodafone One and M-Pesa are trademarks of the Vodafone Group. Other product and company names mentioned herein may be the trademarks of their respective owners. All rights reserved.

2.        All growth rates reflect a comparison to the quarter ended 31 December 2014 unless otherwise stated.

3.        References to “the quarter” are to the quarter ended 31 December 2015 unless otherwise stated. References to the “previous quarter” are to the quarter ended 30 September 2015 unless otherwise stated. References to the “year” or “current financial year” are to the financial year ending 31 March 2016 and references to the “prior financial year” are to the financial year ended 31 March 2015 unless otherwise stated.

4.        All amounts marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates.

For the quarter ended 31 March 2015 and consequently the year ended 31 March 2015, the Group’s organic service revenue growth rate was adjusted to exclude the beneficial impact of a settlement of an historical interconnect rate dispute in the UK and the beneficial impact of an upward revision to interconnect revenue in Egypt from a re-estimation by management of the appropriate historical mobile interconnection rate. The adjustments in relation to Vodafone UK and Vodafone Egypt also impacted the disclosed organic growth rates for those countries. In addition, the Group’s organic service revenue growth rates for the year ended 31 March 2015 and the quarter ended 31 December 2015 have been amended to exclude the adverse impact of an adjustment to intercompany revenue.

For the 2016 financial year, the Group has amended its reporting to reflect changes in the internal management of its Enterprise business. The primary change has been that on 1 April 2015, the Group redefined its segments to report international voice transit service revenue within common functions rather than within the service revenue amounts disclosed for each country and region. The service revenue amounts presented for the quarter ended 31 December 2014 have been restated onto a comparable basis together with all disclosed organic service revenue growth rates. There is no impact on total Group service revenues. In addition, for the quarter ended 30 September 2015, the Group’s and Vodafone UK’s organic service revenue growth rate were adjusted to exclude the beneficial impact of a settlement of an historical interconnect rate dispute in the UK. In addition, for the quarters ended 30 September 2015 and 31 December 2015, Enterprise service revenue and Vodafone Global Enterprise service revenue have been adjusted for certain inter-quarter timing difference.

5.        Vodacom refers to the Group’s interest Vodacom Group Limited (‘Vodacom’) in South Africa and its subsidiaries, including its operations in the DRC, Lesotho, Mozambique and Tanzania.

6.        Quarterly historical information including information for service revenue, mobile customers, churn, voice usage, messaging volumes, data volumes, ARPU, smartphones and fixed broadband customers is provided in a spreadsheet available at vodafone.com/investor.

7.        This trading update contains references to our website. Information on our website is not incorporated into this update and should not be considered part of this update. We have included any website as an inactive textual reference only.

Definition of terms

Term	Definition
ARPU	Average revenue per user, defined as customer revenue and incoming revenue divided by average customers.
Adjusted EBITDA

Operating profit excluding share of results in associates, depreciation and amortisation, gains/losses on the disposal of fixed assets, impairment losses, restructuring costs and other operating income and expense. The Group’s definition of adjusted EBITDA may not be comparable with similarly titled measures and disclosures by other companies.

Free cash flow

Cash generated from operations after cash payments for capital expenditure (excludes capital licence and spectrum payments), cash receipts from the disposal of intangible assets and property, plant and equipment, cash flows in relation to taxation, interest, dividends received from associates and investments and dividends paid to non-controlling shareholders in subsidiaries, but before restructuring costs.

Incoming revenue	Comprises revenue from termination rates for voice and messaging to Vodafone customers.
Mobile in-bundle revenue

Represents revenue from bundles that include a specified number of minutes, messages or megabytes of data that can be used for no additional charge, with some expectation of recurrence. Includes revenue from all contract bundles and add-ons lasting 30 days or more as well as revenue from prepay bundles lasting seven days or more.

Mobile out-of-bundle	Revenue from minutes, messages or megabytes of data which are in excess of the amount included in customer bundles.

For definition of other terms please refer to pages 211 to 212 of the Group’s Annual Report for the year ended 31 March 2015.

Forward-looking statements

This report contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives.

In particular, such forward-looking statements include, but are not limited to: statements with respect to: expectations regarding the Group’s financial condition or results of operations including the confirmation of the Group’s guidance for the 2016 financial year, expectations for the Group’s future performance generally, including revenue, adjusted EBITDA, free cash flow and capital expenditure; statements relating to the Group’s Project Spring investment programme; expectations regarding the operating environment and market conditions and trends, including customer usage, competitive position and macroeconomic pressures, price trends and opportunities in specific geographic markets; intentions and expectations regarding the development, launch and expansion of products, services and technologies, either introduced by Vodafone or by Vodafone in conjunction with third parties or by third parties independently, including M-Pesa, Vodafone Red One and Vodafone One and the launch of a number of additional features; growth in customers and usage; expectations regarding spectrum licence acquisitions, including anticipated new 3G and 4G availability and the customer uptake associated therewith; expectations regarding adjusted EBITDA, capital expenditure, free cash flow, and foreign exchange rate movements; and expectations regarding the integration or performance of current and future investments, associates, joint ventures, non-controlled interests and newly acquired businesses, including KDG, Ono and Hellas Online.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “will”, “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets” (including in their negative form). By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following: changes in economic or political conditions in markets served by operations of the Group that would adversely affect the level of demand for its mobile services; greater than anticipated competitive activity, from both existing competitors and new market entrants, which could require changes to the Group’s pricing models, lead to customer churn, affect the relative appeal of the Group’s products and services as compared to those of its competitors or make it more difficult for the Group to acquire new customers; the impact of investment in network capacity and the deployment of new technologies, or the rapid obsolescence of existing technology; higher than expected costs or capital expenditures; slower than expected customer growth and reduced customer retention; changes in the spending patterns of new and existing customers and the possibility that new products and services offered by the Group will not be commercially accepted or do not perform according to expectations; the Group’s ability to expand its spectrum position or renew or obtain necessary licences, including for spectrum; the Group’s ability to achieve cost savings; the Group’s ability to execute its strategy in fibre deployment, network expansion, new product and service roll-outs, mobile data, enterprise and broadband and in emerging markets; changes in foreign exchange rates, including, in particular, changes in the exchange rate of pounds sterling, the currency in which the Group prepares its financial statements, to the euro, the US dollar and other currencies in which the Group generates its revenue, as well as changes in interest rates; the Group’s ability to realise benefits from entering into partnerships or joint ventures and entering into service franchising and brand licensing; unfavourable consequences to the Group of making and integrating acquisitions or disposals; changes to the regulatory framework in which the Group operates, including possible action by regulators in markets in which the Group operates or by the EU to regulate rates the Group is permitted to charge; the impact of legal or other proceedings against the Group or other companies in the mobile telecommunications industry; loss of suppliers or disruption of supply chains; developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board takes into account when determining levels of dividends; the Group’s ability to satisfy working capital and other requirements through access to bank facilities, funding in the capital markets and its operations; changes in statutory tax rates or profit mix which might impact the Group’s weighted average tax rate; and/or changes in tax legislation or final resolution of open tax issues which might impact the Group’s tax payments or effective tax rate.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Forward-looking statements” and “Risk management” in the Group’s Annual Report for the year ended 31 March 2015. The Annual Report can be found on the Group’s website (vodafone.com/investor). All subsequent written or oral forward-looking statements attributable to the Company, to any member of the Group or to any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

For further information:

Vodafone Group Plc
Investor Relations	Media Relations
Telephone: +44 7919 990 230	www.vodafone.com/media/contact

Copyright © Vodafone Group 2016

-ends-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: February 5, 2016

	By:	/s/ R E S MARTIN
Name: Rosemary Martin
Title: Group General Counsel and Company Secretary